Exhibit 99.1

News Release	For Immediate Release

Tesco and PNI Launch New Tesco Photo Prints App for Android™

Printing Photos from Your Smartphone or Tablet Just Got Easier

VANCOUVER, BC – April 18th, 2013 - PNI Digital Media (TSX: PN; OTCBB: PNDMF), (“PNI” or the “Company”), the leading innovator in online and in-store digital media solutions for retailers, and Tesco, the UK’s leading consumer retail chain, announced the release of the new Tesco Photo Prints mobile app for Android. The new Tesco Photo Prints app is free and available today on Google Play at https://play.google.com/store/apps/details?id=com.pnimedia.android.photo.tesuk.

The new Tesco Photo Prints app has an adaptive user interface design that works seamlessly with both smartphones and tablets powered by the Android operating system. Tesco photo customers can easily upload pictures directly from their smartphone or tablet for printing and collection in as little as one hour from 120 participating Tesco photo centres nationwide. More Tesco stores will be added soon.

Seamlessly connected to the PNI Digital Media Platform and the Tesco Photo Centre at www.tescophoto.com, the Tesco Photo Prints app makes ordering 6” x 4” and 7” x 5” prints as easy as possible, geo-locating a customer’s current location and instantly showing the nearest eligible Tesco store to collect their prints. Tesco customers can also search for a preferred Tesco location based on favorites or city search. A customer’s favorite Tesco location is automatically saved for easy re-ordering.

For a wider range of products, images can be uploaded to an online account straight from the Tesco Photo Prints app. The user can then access these images at www.tescophoto.com (using the same log-in details) and order their favorite photos on a massive range of photo products including mugs, canvas prints, cards, bags and photo books. Tesco Photo customers can even have a photo printed on a vinyl skin that can stick onto the back of their phone or tablet. The Tesco Photo Prints app also includes the ability to:

Connect Tesco customers with their online photo albums at www.tescophoto.com, including seamlessly uploading and downloading photos between their mobile device and their online albums
View photo slideshows stored on a smartphone or tablet or from the Tesco Photo Centre online
Check the status of an order and see an entire order history of all photo orders placed on www.tescophoto.com
Use the handy store-finder feature to locate any Tesco Photo Centre offering the print service

“The number of photos being captured by camera-enabled smartphones and tablets continues to increase exponentially, and as such, offering apps that make it easy to order prints directly at any participating Tesco Online Photo Centre location is an important strategic initiative for PNI,” said Kyle Hall, Chief Executive Officer of PNI Digital Media. “This latest addition to our mobile app portfolio is one in a series of innovations we are bringing to market to help PNI-powered retailers like Tesco offer photo print services whenever and wherever their customers want.” About PNI Digital Media- PNI Digital Media operates the PNI Digital Media Platform, which provides transaction processing and order routing services for major retailers. The PNI Digital Media Platform connects consumer-ordered digital content, whether from online, in-store kiosks, desktop software or mobile phones, with retailers that have on-demand manufacturing capabilities for the production of personalized products such as photos, photo books, photo calendars, business cards and stationery. PNI Digital Media successfully generates millions of transactions each year for retailers and their thousands of locations worldwide.

Further information on our company can be found at www.pnimedia.com.

News Release	For Immediate Release

Investor Relations and Press Contact:
Simon Cairns
PNI Digital Media
866-544-4881
 ir@pnimedia.com

The statements that are not historical facts contained in this release are forward-looking statements that involve risks and uncertainties. PNI Digital Media’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, changes in technology, employee retention, inability to deliver on contracts, failure of customers to continue marketing the online solution, competition, general economic conditions, foreign exchange and other risks detailed in the Company’s annual report and other filings. Additional information related to the Company can be found on SEDAR at www.sedar.com and on the SEC’S website at www.sec.gov/edgar.shtml. The information contained herein is subject to change without notice. PNI Digital Media shall not be liable for technical or editorial errors or omissions contained herein.

The TSX has neither approved nor disapproved the information contained in this release. PNI Digital Media relies upon litigation protection for "forward-looking" statements.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

PNI Digital Media is a registered trademark of PNI Digital Media Inc. Android is a trademark of Google Inc. All other trademarks are property of their respective owners.